EXHIBIT 23.1

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

We hereby consent to the incorporation into the accompanying Form 8-K for National Health & Safety Corporation of our reports dated March 2, 2001, relating to the financial statements of Medsmart Healthcare Network, Inc., (a development stage company) for the years ended December 31, 2000 and 1999, including the balance sheets as of December 31, 2000 and 1999, and the related statements of operations, stockholders' deficiency, and cash flows for the year ended December 31, 2000 and for the period from inception, May 12, 1999 to December 31, 2000, and for the period from inception, May 12, 1999 to December 31, 1999.

Sprouse & Anderson, LLP
SPROUSE & ANDERSON, L.L.P.

Austin, Texas

March 13, 2002